Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darling International Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Darling International Inc. of our reports dated February 29, 2012, with respect to the consolidated balance sheets of Darling International Inc. and subsidiaries as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows, for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Darling International Inc.

/s/ KPMG LLP
Dallas, Texas
May 31, 2012